UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wang, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Other Information

Change of Principal Executive Office

On August 18, 2025, the Company changed its principal executive office to Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wang, Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

By:	/s/ Kit Shing, CHEUNG
Name:	Kit Shing, CHEUNG
Title:	Director and Chief Executive Officer

Date: August 22, 2025

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